SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

HITTITE MICROWAVE CORPORATION

(Name of Subject Company)

HITTITE MICROWAVE CORPORATION

(Name of Person Filing)

Common Stock, $0.01 par value per share

(Title Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Rick D. Hess

Chief Executive Officer

Hittite Microwave Corporation

2 Elizabeth Drive

Chelmsford, Massachusetts 01824

(978) 250-3343

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert W. Sweet, Jr.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 9, 2014, Hittite Microwave Corporation (the “Company”), and Analog Devices, Inc. (“Analog”), issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, BBAC Corp., a wholly owned subsidiary of Analog (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value $0.01 per share, of the Company, at a price per share of $78.00, net to the seller in cash, without interest, and subject to deduction for any required withholding of taxes. Upon completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the “Merger”) with and into the Company, with the Company surviving as a wholly owned subsidiary of Analog. A copy of the press release was filed as Exhibit 99.1 to the Company’s Current Report on 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014, and is incorporated herein by reference.

On June 9, 2014, the Company and Analog held a joint investor conference call in connection with the announcement of the execution of the Merger Agreement. A transcript of the conference call was filed as Exhibit 99.2 to the Company’s Current Report on 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014, and is incorporated herein by reference.

On June 9, 2014, the Company made available the investor presentation that was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, event date June 9, 2014, filed with the SEC on June 9, 2014, which is incorporated herein by reference.

On June 9, 2014, the Company made available the frequently asked questions that were filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014, which is incorporated herein by reference.

On June 9, 2014, the Company made available to its employees the presentation that was filed as Exhibit 99.4 to the Company’s Current Report on 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014, which is incorporated herein by reference.

On June 9, 2014, the Company distributed to its employees the letter that was filed as Exhibit 99.5 to the Company’s Current Report on 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014, which is incorporated herein by reference.

Forward-Looking Statements

Certain statements in this Solicitation/Recommendation Statement and the exhibits attached hereto may constitute “forward-looking statements.” Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the Offer and the proposed Merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Analog and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither the Company nor Analog undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: potential adverse reactions or changes to business relationships resulting from the announcement of the proposed acquisition of the Company; unexpected costs, charges or expenses resulting from the proposed acquisition of the Company; litigation or adverse judgments relating to the proposed acquisition of the Company; risks relating to the consummation of the proposed acquisition of the Company, including the risk that the closing conditions to the Offer or the proposed Merger will not be satisfied; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth under the heading “Item 1A—Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and in Analog’s Annual Report on Form 10-K for the fiscal year ended November 2, 2013, which was filed with the SEC on November 26, 2013, as well as in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by the Company and Analog.

Additional Information and Where to Find It

No statement in this document or the attached exhibits is an offer to purchase or a solicitation of an offer to sell securities. The Offer for the shares of Company Common Stock has not commenced. Analog intends to file a tender offer statement on Schedule TO with the SEC, and the Company intends to file a solicitation/recommendation statement on Schedule 14D-9, each with respect to the Offer described in this this Solicitation/Recommendation Statement and the exhibits attached hereto. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statements. The tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 will contain important information, including the various terms of, and conditions to, the Offer, which should be read carefully by the Company’s stockholders before they make any decision with respect to the Offer. Such materials, when prepared and ready for release, will be made available to the Company’s stockholders at no expense to them. In addition, at such time, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and may also be obtained by directing a request to the Company, at Hittite Microwave Corporation, attention William W. Boecke, Chief Financial Officer, 2 Elizabeth Drive, Chelmsford, Massachusetts 01824, telephone (978) 250-3343, or to Analog, at Analog Devices, Inc., attention Director of Investor Relations, One Technology Way, Norwood, Massachusetts 02062; telephone: (781) 461-3282.

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